UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]                          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 26, 2014

OR

[  ]                              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   1-2402

A.                                Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.                                 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Hormel Foods Corporation
Tax Deferred Investment Plan A

Audited Financial Statements and Supplemental Schedule

Years Ended October 26, 2014 and October 27, 2013

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee

Hormel Foods Corporation Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) as of October 26, 2014 and October 27, 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 26, 2014 and October 27, 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of October 26, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Hormel Foods Corporation Tax Deferred Investment Plan A’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 24, 2015

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 26, 2014	October 27, 2013
Assets
Investments, at fair value	$652,852,012	$596,790,046
Receivables:
Contributions from Hormel Foods Corporation	12,466	11,056
Contributions from participants	303,688	304,111
Promissory notes from participants	11,318,909	10,880,069
Total receivables	11,635,063	11,195,236
Net assets available for benefits, at fair value	664,487,075	607,985,282
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(13,297,883)	(12,902,006)
Net assets available for benefits	$651,189,192	$595,083,276

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 26, 2014	Year Ended October 27, 2013
Additions:
Contributions from Hormel Foods Corporation	$3,758,079	$3,784,594
Contributions from participants	28,293,779	27,639,948
Employee rollover	3,644,931	2,163,436
Investment income	5,890,012	5,464,508
Interest income – promissory notes receivable	577,517	575,404
Total additions	42,164,318	39,627,890

Deductions:
Distributions	28,746,878	31,307,404
Administrative expenses	129,548	236,457
Total deductions	28,876,426	31,543,861

Net realized and unrealized appreciation in fair value of investments	42,818,024	91,811,540
Net additions	56,105,916	99,895,569
Net assets available for benefits at beginning of year	595,083,276	495,187,707
Net assets available for benefits at end of year	$651,189,192	$595,083,276

See accompanying notes.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements

October 26, 2014

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation (the Company or the Sponsor) Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value.

The Hormel Foods Corporation Employee Benefits Committee (the Committee) is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments. The Committee is comprised of officers and a director of the Company and reports to the Compensation Committee of the Board of Directors of the Company. For investments categorized within Level 3 of the fair value hierarchy, the Committee utilizes the record keeper to obtain information on the fair value of these assets. The record keeper employs third-party pricing services and obtains selected support from their portfolio managers to determine daily valuations and investment returns. See Note 3 for further discussion of fair value measurements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Plan is a contributory, defined-contribution plan covering employees of the Company and certain eligible subsidiaries who have completed six months of eligibility service and worked at least 500 hours during those six months.

Employees who have not made a retirement savings election shall be deemed to have automatically elected to participate in the Plan at the automatic enrollment percentage (currently 3%). Participants who make a retirement savings election can authorize a deduction of 1% to 50% of their compensation for each pay period, subject to Internal Revenue Service (IRS) limitations. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants also may invest in self-directed brokerage accounts. The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $900 per year for the Plan years ended October 26, 2014 and October 27, 2013.

Each participant’s account is credited with the participant’s and the Company’s contributions and Plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee contributions are always 100% vested in the participants’ Plan accounts. Employer contributions are 100% vested, except for Dan’s Prize Inc. employees who have a three-year cliff vesting schedule for employer discretionary contributions. Forfeitures used to reduce employer contributions for the years ended October 26, 2014 and October 27, 2013, were $2,056 and $3,889, respectively. Cumulative forfeited non-vested accounts as of October 26, 2014 and October 27, 2013, were $771 and $54,907, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor. Benefits are recorded when paid.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in a participant’s account. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded as of October 26, 2014 or October 27, 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

On November 21, 2011, the Plan adopted a 401(k)/401(m) safe harbor matching formula that is effective for the Plan year beginning October 31, 2016. Beginning on that date, the Company will match 100% of the first 3% of eligible participant contributions plus 50% of the next 2% of eligible participant contributions. The matching contributions will be contributed no later than the last day of the fiscal Plan year quarter following the Plan year quarter in which the employee’s contribution was made.

On December 29, 2014, the Committee amended the Plan, effective August 11, 2014, the date Hormel Foods Corporation acquired CytoSport, Inc., to provide eligibility for the CytoSport, Inc. salaried employees in this Plan and allow employment service with CytoSport, Inc. prior to the acquisition date to count towards eligibility and vesting in the Plan.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement

During the years ended October 26, 2014 and October 27, 2013, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended October 26, 2014	Year Ended October 27, 2013
Net appreciation in fair value during the year:
Nonpooled separate account (containing the Company’s common stock)	$18,626,482	$30,378,989
Pooled separate accounts	–	24,868,898
Mutual funds	11,578,364	20,087,665
Collective trusts	11,765,381	7,305,338
Separate trust accounts	–	7,304,342
Self-directed brokerage accounts	847,797	1,866,308
	$42,818,024	$91,811,540

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 26, 2014	October 27, 2013
Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	$154,479,360	$153,110,717

Non-pooled separate account:
State Street Corporation:
Hormel Foods Corporation Stock Fund	111,798,851	91,613,048

Separate trust accounts:
State Street Corporation:
Loomis Sayles Value Y	43,639,733	41,639,306
Harbor Capital Appreciation	36,227,018	32,160,165
BlackRock LifePath Index 2020	*	29,962,150
BlackRock LifePath Index 2025	36,847,845	32,982,369

*Less than 5%

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•                  Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

•                  Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Separate Trust Accounts – Mutual Funds

The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and, thus, these investments are classified within Level 1 of the valuation hierarchy.

•                  The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•                  The international equities investment includes a mix of predominately foreign common stocks and cash.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

•                  The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts – Collective Trust Funds

The fair value of the collective trust funds, which are deemed to be Level 2, represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

•                  The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•                  The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•                  The international equities fund includes a mix of predominately foreign common stocks and cash.

•                  The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

Non-Pooled Separate Account

The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately 17% and 15% of the total investments in the Plan at October 26, 2014 and October 27, 2013, respectively.

Self-Directed Brokerage Assets

The self-directed brokerage assets consist of common stock and  mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

General Investment Account

The General Investment Account is a stable value fund and is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The General Investment Account is principally valued using a market value formula approach. The market value of the investment is determined to be the estimated liquidation value of the contract. The liquidation value is derived considering factors such as: (i) the observable interest rate being earned by investments underlying the contract; (ii) the unobservable “assumed interest rate” obtained by the record-keeper on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and (iii) the unobservable comparison between investments supporting the contract and the current market rates where historic investments are either at a premium or discount to current market rates, i.e., the “experience rate”. Therefore, the General Investment Account is deemed to be a Level 3 investment.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The following tables present the Plan’s Level 3 investment, the valuation techniques used to measure the fair value, the significant unobservable inputs, and the ranges of values for those inputs.

	October 26, 2014
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$154,479,360	Liquidation	Assumed interest rate Experience rate	1.32% 3.01%

	October 27, 2013
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$153,110,717	Liquidation	Assumed interest rate Experience rate	1.20% 3.07%

Generally, the General Investment Account crediting rates will typically show less volatility than current market rates. In a rising interest rate environment, credited rates will lag market rates because much of the contract’s assets are backed by investments made in prior years with earnings that reflect the lower rates that prevailed in those years. Over time, as new contributions are made and investments mature and are reinvested at current interest rates, rates could be expected to move toward market levels. Conversely, as market rates decrease, the General Investment Account crediting rates would also be expected to fall, but generally more slowly than market rates.

The crediting interest rate on the General Investment Account was 3.15% and 3.10% as of October 26, 2014 and October 27, 2013, respectively. The average yield was 2.78% during the 2014 Plan year and 2.74% during the 2013 Plan year, which approximates the actual interest rate credited to the Plan participants.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 26, 2014 and October 27, 2013, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 26, 2014
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$111,221,039	$111,221,039	$–	$–
International equities	30,665,780	30,665,780	–	–
Fixed income	17,645,217	17,645,217	–	–
Total mutual funds	159,532,036	159,532,036	–	–
Collective trusts:
LifePath funds	180,459,325	–	180,459,325	–
U.S equities	27,895,595	–	27,895,595	–
International equities	1,195,216	–	1,195,216	–
Fixed income	1,628,280	–	1,628,280	–
Total collective trusts	211,178,416	–	211,178,416	–
Total separate trust accounts	370,710,452	159,532,036	211,178,416	–

Nonpooled separate account:
Hormel Foods Corporation Stock Fund	111,798,851	111,798,851	–	–
Self-directed brokerage accounts:
Cash and other	984,015	984,015	–	–
Common stock	3,209,602	3,209,602	–	–
Mutual funds	11,669,732	11,669,732	–	–
Total self-directed brokerage accounts	15,863,349	15,863,349	–	–

General Investment Account	154,479,360	–	–	154,479,360
	$652,852,012	$287,194,236	$211,178,416	$154,479,360

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 27, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$107,005,561	$107,005,561	$–	$–
International equities	28,394,233	28,394,233	–	–
Fixed income	17,689,248	17,689,248	–	–
Total mutual funds	153,089,042	153,089,042	–	–
Collective trusts:
LifePath funds	164,263,008	–	164,263,008	–
U.S equities	19,183,855	–	19,183,855	–
International equities	251,809	–	251,809	–
Fixed income	227,246	–	227,246	–
Total collective trusts	183,925,918	–	183,925,918	–
Total separate trust accounts	337,014,960	153,089,042	183,925,918	–

Nonpooled separate account:
Hormel Foods Corporation Stock Fund	91,613,048	91,613,048	–	–

Self-directed brokerage accounts:
Cash and other	1,156,752	1,156,752	–	–
Common stock	3,037,122	3,037,122	–	–
Mutual funds	10,857,447	10,857,447	–	–
Total self-directed brokerage accounts	15,051,321	15,051,321	–	–

General Investment Account	153,110,717	–	–	153,110,717
	$596,790,046	$259,753,411	$183,925,918	$153,110,717

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

	General Investment Account	Pooled Separate Account (Lifecycle Fund)	Total

Balance, October 28, 2012	$141,931,148	$6,394,984	$148,326,132
Purchases	62,641,844	3,329,352	65,971,196
Sales	(49,767,244)	(10,064,552)	(59,831,796)
Interest and dividend income*	4,043,301	–	4,043,301
Realized gains**	–	340,216	340,216
Unrealized losses relating to investments still held at the report date**	(5,738,332)	–	(5,738,332)
Balance, October 27, 2013	153,110,717	–	153,110,717
Purchases	31,689,259	–	31,689,259
Sales	(34,997,510)	–	(34,997,510)
Interest and dividend income*	4,281,016	–	4,281,016
Unrealized gains relating to investments still held at the report date**	395,878	–	395,878
Balance, October 26, 2014	$154,479,360	$–	$154,479,360

* Included in investment income, statements of changes in net assets available for benefits

** Included in net realized and unrealized appreciation in fair value of investments, statements of changes in net assets available for benefits

4. Income Tax Status

The Plan has received a determination letter from the IRS dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and  therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

4. Income Tax Status (continued)

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 26, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the Plan year ended October 30, 2011.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:

–                collective trust funds managed by State Street Global Markets, LLC;

–                common stock of Hormel Foods Corporation; and

–                General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

In addition, State Street Global Markets, LLC also managed the self-directed brokerage accounts and offered a money market investment for these accounts through June 30, 2014.

These transactions qualify as party-in-interest transactions; however, they are exempt from  the prohibited transactions rules under ERISA.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 41-0319970 Plan Number: 050

October 26, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	1,738,533 units	$111,798,851

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	6,864,511 units	141,181,477

Separate trust accounts:
State Street Corporation*:
Dodge & Cox International Stock Fund	2,095,295 units	30,665,780
Wasatch Small Cap Growth Fund	1,128,775 units	15,827,436
BlackRock LifePath Index 2015	979,705 units	10,440,199
BlackRock LifePath Index 2020	2,870,940 units	30,943,690
BlackRock LifePath Index 2025	3,390,096 units	36,847,845
BlackRock LifePath Index 2030	2,469,463 units	27,060,569
BlackRock LifePath Index 2035	2,145,072 units	23,678,143
BlackRock LifePath Index 2040	1,679,993 units	18,659,042
BlackRock LifePath Index 2045	1,059,294 units	11,835,415
BlackRock LifePath Index 2050	736,464 units	8,277,536
BlackRock LifePath Index 2055	259,387 units	2,926,955
BlackRock LifePath Index Retirement	922,660 units	9,789,931
Loomis Sayles Value Y	3,540,093 units	43,639,733
BlackRock S&P 500 Stock Fund	2,029,921 units	25,251,606
Harbor Capital Appreciation	2,762,150 units	36,227,018
BlackRock Russell 2500 Index	221,842 units	2,643,989
Wells Fargo Advantage Intrinsic Small Cap Value	1,316,162 units	15,526,852
BlackRock MSCI ACWI ex-US Index	115,949 units	1,195,216
PIMCO Total Return Institutional	1,753,723 units	17,645,217
BlackRock US Debt Index	158,192 units	1,628,280
Total separate trust accounts		370,710,452

Self-directed brokerage assets		15,863,349

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 10.25%	11,318,909
Total assets (held at end of year)		$650,873,038

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date: April 24, 2015	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm